SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Taxpayer’s Registry of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

BULLETIN FOR DISTANCE VOTE | AGE 04/30/2026

Shareholder’s name or denomination
Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
Shareholder’s email

Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Resolution No. 81/22 (“CVM Res. 81/22”).

It is essential that the boxes above be completed with (i) the full name – or corporate name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Extraordinary Shareholders’ Meetings:

·       all the boxes below must be duly filled in,

·       all pages must be initialed, and

·       at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin and may use a signature via digital certificate.

Delivery guidelines, indicating the ability to send the bulletin directly to the Company or send instructions to the registrar or custodian

The shareholder who chooses to exercise his/her distance voting rights may (i) transmit the filling instructions to service providers able to collect and transmit such instructions (registrar, custodian or central depositary), as per the guidance below; or (ii) complete and send this bulletin directly to the Company.

Voting by means of service providers - distance voting system

Shareholders may transmit the instructions for completing this bulletin to service providers which are able to provide services to collect and transmit instructions for completion of bulletin for distance vote, namely:

(i)                  to shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)              directly through the electronic system made available by B3, in the “Investor Area” (available at https://investidor.b3.com.br), under the “Services” section, by clicking on “Open Meetings”, provided that the shares are deposited with a central securities depository, if the shares are deposited in a central depositary; or

(iii)  to Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

The shareholder that elects to exercise his/her distance vote right through the service providers (pursuant to article 27, item II, of CVM Res. 81/22) must contact his/her custody agents and/or B3 S.A. and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is up to 4 days before the date of the Ordinary Shareholders’ Meeting, that is, April 26, 2026, included.

Electronic address for sending the distance vote bulletin, in case the shareholder wishes to deliver the document directly to the Company

Shareholders may also exercise their right to vote remotely by sending this bulletin directly to the Company. In this case, they shall (i) send this filled bulletin to the email of the Company’s Investor Relations Department (ri@ambev.com.br); or (ii) directly register the bulletin at Digital Platform (https://assembleia.ten.com.br/007420950) pursuant to CVM Resolution No. 81, by following the instructions below: (a) access the electronic address mentioned above; (b) complete the registration by creating a unique login and password, indicating the intention to participate via the Bulletin for Distance Vote, together with the required documentation, as set forth below; (c) complete the voting option fields on the “MEETING” tab; and (d) confirm your vote, together with the documents indicated below:

·       to individuals: identity card with shareholder’s photo,

·      to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws/articles of association, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo,

·      to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo.

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

Exceptionally, the Company waives the formalities of signature certification and notarization, consularization and sworn translation, accepting a free translation of the documents for the purposes of verifying bulletins for distance vote sent directly to the Company.

The bulletin, together with the respective documentation, shall only be considered if received by the Company in accordance with the provisions above, up to 4 days before the date of the Extraordinary Shareholders’ Meeting, that is, April 26, 2026, included. Pursuant to article 46 of CVM Res. 81/22, the Company shall notify the shareholder (or their representative, as the case may be) if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission. Shareholders who choose to submit their bulletin through the digital platform will have until April 28, 2026, included, to change their participation to Live attendance. If the shareholder does not change their participation to Live attendance by the aforementioned deadline, their in-person participation at the shareholders’ meeting will not be permitted, without prejudice to their vote cast through the distance vote bulletin being considered.

Indication of the institution hired by the company to provide the securities bookkeeping service

Banco Bradesco S.A.

Address: Cidade de Deus, s/n - Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Attention to: Departamento de Ações e Custódia, Prédio Amarelo, Térreo

Telephone: (0800) 7011616

Email: dac.escrituracao@bradesco.com.br and dac.acecustodia@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Description of resolution - Extraordinary Shareholders’ Meeting

Simple resolution

1.              Amend the heading of article 5 of the Company’s bylaws, in order to reflect the capital increases approved by the Board of Directors up to the call notice date of the Ordinary and Extraordinary Shareholders’ Meeting, within the authorized capital limit, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple resolution

2.              Amend the heading of Article 22 and Articles 25 and 31, include new Article 30, and exclude Articles 26, 27, 29, 33 and 34 of the Company’s Bylaws, in order to amend the framework of executive officers of the Company, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple resolution

3.              Amend the §3 of article 40 of the Company’s Bylaws, in order to clarify that the interim dividends and interest on capital will only be considered as an advance payment of the mandatory minimum dividend if there is no resolution of the Board of Directors to the contrary, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple resolution 4. Renumber the articles and consolidate the Company’s bylaws, pursuant to Management’s Proposal. [ ] Approve [ ] Reject [ ] Abstain

City: _________________________________________________________________

Date: _________________________________________________________________

Signature: _____________________________________________________________

Name of the Shareholder: _________________________________________________

Phone: ________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer